March 9, 2007

Mail Stop 4561

Mr. David Karp
Chief Financial Officer
Counterpath Solutions, Inc.
100 West Pender Street, 8th Floor
Vancouver, British Columbia, Canada
V6B 1R8

> **Re: Counterpath Solutions, Inc.**
> **Form 10-KSB for the year ended April 30, 2006**
> **Filed July 31, 2006**
> **File No. 0-50346**

Dear Mr. Karp:

We have reviewed your response letter dated February 16, 2007 and have the following additional comment. As previously stated, this comment may require amendment to the referenced filing previously filed with the Commission**.**

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to the Consolidated Financial Statements

Note 7 – Common Stock, page F-8

1.   We have read and reviewed your response to comment 2. We do not understand how you have determined that a re-pricing has not occurred and variable accounting is not required. Please provide us with the exact dates of the cancellations and the dates of the subsequent re-issuances of options to the same employees and also provide the exercise prices. If options are cancelled and re-issued within six months to the same employees, then this is considered a modification and variable accounting is required. For reference see paragraph 45 of FIN 44 and Issue 36(a) of EITF 00-23.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief

cc: Virgil Z. Hlus (*via facsimile*)